SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                           First Commonwealth, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                      (Title of Class of Securities)


                                319983 10 2

                               (CUSIP Number)


                                Leslie B. Daniels
                           767 Fifth Avenue, 5th Floor
                            New York, New York 10028
                                 (212) 319-2525
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Persons Authorized to Receive
                             Notices and Communications)


                                 April 21, 1998*


             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




*  See Item 5.

                                                Page 1 of 11 Pages

                                   SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Leslie B. Daniels ###-##-####

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                 (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             82,830
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      260,345
                                                   9  SOLE DISPOSITIVE POWER
                                                      82,830
                                                  10  SHARED DISPOSITIVE POWER
                                                      260,345
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         260,345
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         7.151%
     14  TYPE OF REPORTING PERSON*
         IN

                         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                 Page 2 of 11 Pages

                                   SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Daniels Family Trust   13-7005858

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             60,000
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      260,345
                                                   9  SOLE DISPOSITIVE POWER
                                                      60,000
                                                  10  SHARED DISPOSITIVE POWER
                                                      260,345
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         260,345
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         7.151%
     14  TYPE OF REPORTING PERSON*
         OO

                             *SEE INSTRUCTIONS BEFORE FILLING OUT


                                     Page 3 of 11 Pages

                                      SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Daniels Family Foundation    13-3799459

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                   (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             14,000
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      260,345
                                                   9  SOLE DISPOSITIVE POWER
                                                      14,000
                                                  10  SHARED DISPOSITIVE POWER
                                                      260,345
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         260,345
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         7.151%
     14  TYPE OF REPORTING PERSON*
         OO

                          *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    Page 4 of 11 Pages

                                     SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elizabeth L. Daniels ###-##-####

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                 (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             18,700
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      260,345
                                                   9  SOLE DISPOSITIVE POWER
                                                      18,700
                                                  10  SHARED DISPOSITIVE POWER
                                                      260,345
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         260,345
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         7.151%
     14  TYPE OF REPORTING PERSON*
         IN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT


                                  Page 5 of 11 Pages

                                   SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Paul B. Daniels ###-##-####

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             16,400
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      260,345
                                                   9  SOLE DISPOSITIVE POWER
                                                      16,400
                                                  10  SHARED DISPOSITIVE POWER
                                                      260,345
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         260,345
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         7.151%
     14  TYPE OF REPORTING PERSON*
         IN

                       *SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 6 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Leslie B. Daniels, Co-Trustee, Burdge, Daniels & Co. Money Purchase
         Plan Under Agreement Dated November 1, 1979    13-2977061

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                   (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             26,000
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      260,345
                                                   9  SOLE DISPOSITIVE POWER
                                                      26,000
                                                  10  SHARED DISPOSITIVE POWER
                                                      260,345
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         260,345
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         7.151%
     14  TYPE OF REPORTING PERSON*
         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 7 of 11 Pages

                                   SCHEDULE 13D

CUSIP No. 319983 10 2


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Leslie B. Daniels, Trustee, Richard and Natasha Burdge Irrevocable
         Family Trust Under Agreement Dated December 28, 1994    13-7058213

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
                                                           7 SOLE VOTING POWER
                                                             42,415
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8 SHARED VOTING POWER
                                                      260,345
                                                   9  SOLE DISPOSITIVE POWER
                                                      42,415
                                                  10  SHARED DISPOSITIVE POWER
                                                      260,345
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         260,345
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         7.151%
     14  TYPE OF REPORTING PERSON*
         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                                 Page 8 of 11 Pages

Item 1.  Security and Issuer.

Common Stock

First Commonwealth, Inc.
444 N. Wells Street
Chicago, IL 60610

Item 2.  Identity and Background.

(a)      Leslie B. Daniels
         Daniels Family Trust
         Daniels Family Foundation
         Elizabeth L. Daniels
         Paul Daniels
         Leslie B. Daniels, Co-Trustee, Burdge, Daniels & Co. Money Purchase
           Plan Under Agreement Dated November 1, 1979
         Leslie B. Daniels, Trustee, Richard and Natasha Burdge Irrevocable
           Family Trust Under Agreement Dated December 28, 1994

(b)      767 Fifth Avenue, 5th Floor
         New York, NY 10028

(c)      investments

(d)      none

(e)      none

(f)      USA

Item 3.  Source and Amount of Funds or Other Consideration.

Personal funds of individuals; working capital of foundation and trust.

Item 4.  Purpose of Transaction.

The reporting persons have observed that since the November 1995 public offering of the issuer at $15 per share, the issuer's membership, revenues, and earnings all have approximately doubled, yet the market price of its common stock (currently approximately $14.50) has not reflected true value. The reporting persons seek to increase shareholder value through the exploration of all available alternatives, including a management buyout, a buyout involving a financial or strategic investor, and a sale to a third party, in which the reporting persons may or may not participate. The reporting persons intend to conduct discussions with the issuer's management and with other stockholders, investment bankers and other professionals. The reporting persons may, depending upon conditions prevailing from time to time, purchase additional shares or sell shares of the issuer's common stock.



                                Page 9 of 11 Pages

Item 5.  Interest in Securities of the Company.

                                                 Number of        Percentage of     Sole Voting    Shared Voting
         Reporting Person                      Shares Owned   Outstanding Shares      Power             Power
         Leslie B. Daniels                           82,830            2.275%           2.275%          7.151%
         Daniels Family Trust                        60,000            1.648%           1.648%          7.151%
         Daniels Family Foundation                   14,000             .385%            .385%          7.151%
         Elizabeth L. Daniels                        18,700             .514%            .514%          7.151%
         Paul B. Daniels                             16,400             .540%            .450%          7.151%
         Leslie B. Daniels, Co-Trustee,
           Burdge, Daniels & Co. Money
           Purchase Plan Under Agreement
           Dated November 1, 1979 1                  26,000             .714%            .714%          7.151%
         Leslie B. Daniels, Trustee, Richard
           and Natasha Burdge Irrevocable
           Family Trust Under Agreement
           Dated December 28, 1994 1                 42,415            1.165%           1.165%          7.151%

         ----------------
         1 The original Schedule 13D, filed May 20, 1998, mistakenly excluded the shares owned by the two named entities because Mr. Daniels in one case was unaware of the ownership and in the other case had failed to consider himself the beneficial owner because of his lack of any pecuniary interest in the holdings.

         Transactions by reporting persons during preceding 60 days:

                                                     Price
                                         Date of      Per     Number of
         Reporting Person              Transaction  Share      Shares

         Daniels Family Trust            4/28/98    $ 14 5/8    15,000
         Daniels Family Trust             5/1/98      14 5/8    10,000
         Daniels Family Foundation        5/1/98      14 5/8     9,000
         Paul B. Daniels                 4/17/98      14         1,000
         Paul B. Daniels                 4/20/98      14           400
         Paul B. Daniels                 4/21/98      14        10,000
         Paul B. Daniels                 4/28/98      14 5/8     5,000
         Leslie B. Daniels               4/21/98      14         8,000
         Leslie B. Daniels               4/28/98      14 5/8     5,000
         Leslie B. Daniels               5/15/98      14 1/2     3,000
         Leslie B. Daniels               5/15/98      14 3/8     2,700
         Leslie B. Daniels               5/15/98      14 1/2     2,300
         Leslie B. Daniels               5/15/98      14 1/2     2,000
         Elizabeth A. Daniels            4/15/98      14 1/4     1,100
         Elizabeth A. Daniels            4/21/98      14 1/2     5,000
         Elizabeth A. Daniels            4/21/98      14         5,000


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The reporting persons have a family relationship and otherwise have no specific understanding with respect to the securities of the issuer.

Item 7.  Material to be Filed as Exhibits.

99.1     Joint Filing Agreement.



                               Page 10 of 11 Pages

                                  Signatures

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 21, 1998



                             /s/ LESLIE B. DANIELS
                                Leslie B. Daniels

                               Page 11 of 11 Pages